SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

                         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

                         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

                         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Financial year 2007: Group EBIT of €8.7 billion (2006: €5.0 billion)

2.               Fact Sheets

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:		Press information
Thomas Fröhlich	Telephone: +49 711 17 41361

Date:
February 14, 2008

Financial year 2007: Group EBIT
of €8.7 billion (2006: €5.0 billion)

•      Net profit of €4.0 billion (2006: €3.8 billion)

•      Earnings per share of €3.83 (2006: €3.66)

•      Revenue of €99.4 billion at prior-year level (€99.2 billion)

•      Dividend to rise to €2.00 per share (2006 €1.50)

•      Share buyback will be continued, effective today

•      Outlook: further significant improvement of EBIT from continuing operations expected

Stuttgart - Daimler AG (stock abbreviation DAI) today presented its preliminary and unaudited figures for the Group and the divisions for the 2007 financial year.

Daimler achieved EBIT of €8,710 million in 2007 (2006: €4,992 million), surpassing the earnings target of at least €8.5 billion that had previously been announced for the year 2007.

There was a positive impact from the significantly higher EBIT from the Mercedes-Benz Cars division, which profited from the efficiency improvements it achieved and from the favorable development of unit sales. The Daimler Trucks division achieved earnings in excess of the

Daimler Communications, 70546 Stuttgart, Germany

high prior-year level despite the decrease in unit sales in the NAFTA region and Japan. Daimler Financial Services was unable to equal its prior-year earnings, primarily due to the expense of setting up its own financial services organization in the NAFTA region following the separation from Chrysler Financial. The EBIT posted by Vans, Buses, Other was higher than in 2006 due to earnings improvements in the vans and buses units, but also due to special gains realized in connection with the transfer of interest in EADS. However, this segment’s EBIT was negatively impacted by the Group’s share of the results of EADS and Chrysler.

Moreover, EBIT was negatively impacted by unfavorable currency hedging conditions. Earnings in both years were impacted by special items, as shown in the table on pages 13 and 14. In the year 2007, earnings included gains on the transfer of shares in EADS as well as charges relating to the new management model and the 19.9% interest in Chrysler.

Despite charges totaling €2.2 billion related to the Chrysler transaction, net profit of €4.0 billion was higher than in the prior year (2006: €3.8 billion). Earnings per share reached €3.83, compared with €3.66 in 2006.

The Board of Management recommends to the Supervisory Board that for the year 2007, a dividend of €2.00 be distributed for each share entitled to a dividend (2006: €1.50). Related to the number of shares entitled to a dividend as of December 31, 2007, this constitutes a dividend distribution of €2,028 million (2006: €1,542 million). The proposed dividend takes into account both the development of operating result and cash flow in 2007 as well as the outlook for the following years.

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The Group’s value added increased by €0.8 billion to €1.4 billion in 2007, representing a return on net assets of 10.5% (2006: 8.3%). This significantly exceeded the minimum required rate of return of 7%, i.e. value was created. All divisions contributed to this development.

Unit sales and revenue

Daimler sold a total of 2.1 million vehicles in 2007, thus surpassing the number sold in the 2006 by 1%. Group revenue of €99.4 billion equaled the prior-year level; adjusted for currency translation effects, the increase amounted to 3%.

Workforce

As of December 31, 2007, Daimler employed a workforce of 272,382 people worldwide (2006: 274,024). Of that total, 166,679 were employed in Germany (2006: 166,592) and 24,053 in the United States (2006: 27,629). The number of apprentices and trainees at year-end was 9,300 (2006: 9,352). The size of the workforce decreased compared with the end of the prior year, due to the implementation of the new management model and other efficiency-enhancing programs.

Profit sharing

For the year 2007, the Board of Management decided on a voluntary profit-sharing bonus of €3,750 per person for the approximately 131,000 eligible employees of Daimler AG, significantly exceeding the €2,000 paid out in the prior year. The 2007 bonus will be paid out in April 2008. With this high level of profit sharing, the Group is honoring the employees’ major contribution to the achievement of operating profit as well as to the successful realignment of Daimler during the year under review.

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Investment in safeguarding the future

Expenditure for research and development increased significantly to €4.1 billion in 2007 (2006: €3.7 billion). This figure includes expenditure to secure Daimler’s leading position in safety standards and for the further development of alternative drive systems, fuel cell and battery technology.

At Mercedes-Benz Cars, research and development expenditure increased to €2.7 billion from €2.3 billion in 2006. Daimler Trucks spent €1.0 billion on research and development (2006: €1.0 billion).

A key area for Daimler’s research and development activities in 2007 was once again the ongoing development of innovative drive technologies. In order to reduce CO2 emissions even further and to be able to offer vehicles that are compatible with future requirements over the long term, the company is also working on alternative drive systems such as fuel cells, electric vehicles and lightweight construction methods. The vision of accident-free driving is another main area of research at the Daimler Group and has high strategic importance.

Daimler invested €2.9 billion in property, plant and equipment in 2007. This investment focused on new vehicle models that were already launched in 2007 or will be launched in the following years. Of the total capital expenditure on property, plant and equipment, €2.0 billion was invested in Germany.

Share buyback program

In order to optimize its capital structure, the Group initiated a share buyback program in August 2007. In this context, it was announced that up to €7.5 billion would be applied to buy back nearly 10% of the

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company’s own shares. By the middle of December 2007, 50 million shares had been acquired for €3.5 billion. These shares were canceled by the end of the year. The share buyback program will be continued today.

The program is based on the retained earnings in the balance sheet of Daimler AG. In its 2007 financial statements, Daimler AG will report a net profit of €12.4 billion, of which a dividend pay-out of €2.0 billion is proposed. This means that the company will have sufficient retained earnings to carry out further share buybacks.

The divisions in detail

Mercedes-Benz Cars, comprising the brands Mercedes-Benz, Maybach, smart, Mercedes AMG, and Mercedes-Benz McLaren, sold 1,293,200 vehicles in 2007, exceeding the record figure set in the prior year by 3%. The Mercedes-Benz brand increased unit sales in the year under review by 3% to 1,180,100 vehicles. The smart brand sold 103,100 vehicles, thus equaling the prior-year level (102,700).

The division posted revenue of €52.4 billion in 2007, which was 2% higher than the prior-year level.

Mercedes-Benz Cars improved its EBIT to €4.753 million (2006: €1,783 million), and its return on sales of 9.1% significantly surpassed its original target of 7%. The cost efficiency of the Mercedes-Benz Cars division was further improved. The significant increase in earnings was also due to the positive development of unit sales. However, currency effects had a negative impact on EBIT in 2007.

The new C-Class was the most important new product launched by Mercedes-Benz in 2007. Mercedes-Benz unveiled the new C-Class

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station wagon at the Frankfurt International Motor Show (IAA) in September 2007, just a few months after the sedan’s launch.

Demand was still very strong for the full-size premium cars of Mercedes-Benz also in the fifth year after market launch, especially for the sedan and the station wagon of the E-Class. The S-Class was also very successful: it defended its leading position as the top-selling luxury sedan in 2007.

In October 2007, Mercedes-Benz sold the 250,000th vehicle of the second generation of the M-Class since its market launch in April 2005.

The new smart fortwo has met with outstanding response from customers, also in the United States, where it was launched in January 2008.

Under the motto of “Fascination and Responsibility”, Mercedes-Benz presented an array of new, particularly economical and low-emission vehicles at the Frankfurt Motor Show. Alongside its F 700 research vehicle with DIESOTTO and hybrid drive, the brand presented 19 future models on the “Road to the Future,” including seven hybrids from five model series and the B-Class FCell equipped with zero-emission fuel-cell drive. This demonstrates the division’s ambition to continue offering its customers superior, luxurious, safe and environmentally friendly automobiles.

Daimler Trucks sold 467,700 vehicles in 2007 (-9%). The decline was largely due to significantly lower market volumes in some of the division’s key sales markets: the United States, Canada, and Japan. Unit sales in Europe and Latin America increased significantly, however. Revenue of €28.5 billion (2006: €31.8 billion) was also down

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from the prior year as a result of the lower unit sales (-10%). Nonetheless, with EBIT of €2.1 billion, the division once again succeeded in surpassing its very high prior-year earnings by 15%. The return on sales rose from 5.8% to 7.5%.

The increase in earnings was primarily due to the efficiency improvements achieved in the context of the Global Excellence program, a more favorable model mix, and higher unit sales of trucks in Europe and Latin America.

Trucks Europe/Latin America increased its unit sales by 13% to the record level of 159,900 vehicles in 2007, benefitting in particular from strong demand for the Mercedes-Benz Actros. In anticipation of the new EPA07 emission limits, which took effect in the United States and Canada at the beginning of 2007, many customers brought forward their purchases to 2006, resulting in exceptionally good sales figures for that year. However, due to this development and a cyclical decline in the US market, the Trucks NAFTA unit sold 119,000 vehicles in 2007, as expected, this was a significant decrease compared to the prior year (2006: 187,400). Sales of 188,700 vehicles by Trucks Asia were slightly higher than the prior-year level due to the positive development of unit sales outside Japan.

Trucks equipped with the environmentally friendly BLUETEC technology continued to enjoy outstanding success in 2007. Well over 100,000 of these trucks have been put on the road since the technology was introduced in 2005.

In May 2007, Freightliner presented its new Cascadia Class 8 heavy-duty truck, which is designed primarily for long-distance haulage and sets the benchmark in the NAFTA region. Built on an entirely new platform, the Cascadia is the top-performing, most efficient, and

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driver-friendliest semi truck on the US market. The Cascadia has benefited in many ways from Daimler Truck’s worldwide development network. For example, it is the first truck that will be equipped with an engine from the new Heavy Duty Engine Platform and with systems from the new joint electrical/electronic platform.

Daimler Trucks further intensified its activities in emerging markets in the year under review: In December 2007, Daimler reached an understanding with the Indian Hero Group on the establishment of a joint venture; the first step is to be the local production of light, medium and heavy-duty commercial vehicles for the Indian volume market. Variants of current Daimler Trucks models will be produced that are tailored for the Indian market. And in response to the dynamic growth of the commercial vehicle market in Russia, the Group is now considering the development of its own production facilities there.

The development of Daimler Financial Services was generally stable in 2007. The financial year was affected by the separation of
Chrysler’s financial services business in North America, which had become necessary due to the transfer of a majority interest in Chrysler. Worldwide contract volume increased by 4% to €59.1 billion; adjusted for exchange-rate effects, the increase was 9%. At the end of the year 2007, the division’s portfolio comprised 2.3 million leased and financed vehicles. New business of €27.6 billion was at the high level of the prior year; adjusted for exchange-rate effects, new business grew by 3%.

Daimler Financial Services posted EBIT of €630 million, which was lower than in 2006 (€807 million). The positive business development of Daimler Financial Services could not offset the expenses connected with setting up a separate financial services organization in the NAFTA region following the transfer of a majority interest in Chrysler.

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Nonetheless, with a return on equity of 14.8% in 2007, the division achieved its previously announced target of more than 14%.

The Vans, Buses, Other segment primarily comprises the Mercedes-Benz Vans and Daimler Buses units, the Group’s 19.9% equity interest in Chrysler Holding LLC, its holding in the European Aeronautic Defence and Space Company (EADS), which was 24.9% at year-end, and real-estate activities.

Primarily due to stronger demand for vans and buses, the revenue generated by the Vans, Buses, Other segment increased by 7% to €14.1 billion.

The EBIT of the Vans, Buses, Other segment amounted to €1,956 million in 2007 (2006: €1,327 million). The Mercedes-Benz Vans and Daimler Buses units profited from the good development of unit sales and both achieved higher earnings. The segment’s EBIT was also boosted by special gains realized in connection with the transfer of interest in EADS (2007: €1,573 million, 2006: €519 million). In the fourth quarter, however, prorated charges of €235 million were recognized in connection with the A400M project (continuing operations, therefore not included in the tables on pages 13 and 14).

Like Daimler’s stake in EADS, as of August 4, 2007, its interest in Chrysler Holding LLC is also accounted for in the Vans, Buses, Other segment using the equity method with a time lag of three months. In the year 2007, this resulted in a negative contribution to earnings of €377 million, including expenses of €322 million relating to additional restructuring measures and expenses due to the new agreement reached with the UAW in the fall of 2007, which were recognized without a time lag.

In accordance with IFRS, further expenses due to the new agreement reached between Chrysler and the UAW in the fall of 2007 had to be

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recognized immediately at their present value. On the other hand, the same agreement also results in significantly lower future healthcare costs.

Mercedes-Benz Vans set a new record by selling 289,100 vehicles worldwide in 2007 (2006: 256,900). Nearly all markets and product lines contributed to this strong performance. Worldwide sales of the Sprinter van totaled 184,300 units (2006: 157,200).

Daimler Buses sold 39,000 complete vehicles and chassis worldwide in 2007, thus surpassing the prior year’s high figure by 8% and successfully defending its leading position in all core markets.

Although Airbus, Eurocopter, and EADS Astrium all made positive contributions to the business development of EADS, the year under review was also negatively impacted by delays in the A380 and A400M programs, as well as by the weakness of the US dollar. Daimler’s share of the result of EADS amounted to a profit of €13 million (2006: loss of €193 million).

Outlook

The North American market for cars and light trucks is likely to continue suffering from the impact of falling house prices. In Western Europe, the market for passenger cars is likely to remain flat, with total sales of approximately 14.8 million units. Therefore, global growth in 2008 is once again expected to be primarily driven by the high growth rates of the major emerging markets, especially China, India and Russia.

Worldwide markets for commercial vehicles are likely to continue expanding in 2008. In North America, Daimler Trucks expects a

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recovery of demand for medium and heavy-duty Class 5 to 8 trucks in the second half of the year. A volume similar to the prior-year is expected for the Japanese market for commercial vehicles. In Western Europe, the robust development of the market for medium and heavy-duty trucks seems likely to continue, so demand should be similar to the very high prior-year level.

Daimler anticipates a moderate increase in revenue in 2007. From today’s perspective, all operations should contribute to this growth. The regional focus of expansion is likely to be mainly in the growth markets of Asia and Eastern Europe.

Mercedes-Benz Cars expects to further increase its unit sales in 2008, thus surpassing the record level of the prior year. After posting lower unit sales in 2007 for market-cycle reasons, the Daimler Trucks division expects to increase its unit sales once again in 2008. An ongoing rise in unit sales is anticipated for the Mercedes-Benz Vans unit in 2008 and 2009. The Daimler Buses unit expects to maintain its unit sales in the coming years at levels similar to the high level it achieved in 2007. The Daimler Financial Services division anticipates further growth in its worldwide contract volume in 2008.

On the basis of the divisions’ planning, the Daimler Group expects total unit sales to increase significantly in the year 2008. Further growth is also anticipated in 2009.

Mercedes-Benz Cars expects to achieve a renewed increase in EBIT in 2008. As previously announced, the division has the goal of increasing its return on sales to an average of10% by 2010 at the latest.

Further efficiency improvements in connection with the expected growth in unit sales should result in a renewed increase in earnings for

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Daimler Trucks this year. As of the year 2010, the division intends to achieve an average return on sales of 8% throughout its business cycle; until recently the target was to exceed 7%.

The profitability of the Mercedes-Benz Vans unit should continue improving in the coming years. Taking into consideration further productivity and efficiency advances, Daimler Buses expects to achieve a high earnings level also in the future.

Daimler Financial Services is confident that it will be able to achieve a return on equity of at least 14% in 2008, despite the expenses connected with developing its own financial services organization in North America following the transfer of a majority interest in Chrysler.

On the basis of the divisions’ projections, Daimler expects to post EBIT from continuing operations of well above the prior-year level in 2008. In the year 2007, earnings included positive contributions in particular from the disposal of shares in EADS and negative contributions related to Chrysler and the new management model (see table on pages 15 and 16).

In the automotive business, the Group aims to achieve an average return on sales of 9% throughout the market and product cycles.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political environment, as well as the anticipated moderate rise in the worldwide demand for cars and commercial vehicles. Opportunities and risks may arise from the development of currency exchange rates and raw-material prices.

The Annual Report 2007 will be published on the Internet on February 27 and will be available in printed form as of the beginning of March.

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In both 2007 and 2006, the development of earnings was affected by special items, which are shown in detail in the following tables:

Amounts in millions of €	2007	2006
Mercedes-Benz Cars
Financial support for suppliers	-82	—

Discontinuation of smart forfour	—	-946

Headcount reductions in the context of CORE	—	-286

Expenses relating to new early retirement contracts	—	-216

Amounts in millions of €	2007	2006
Daimler Trucks
Adjustment of pension plans / healthcare obligations	86	-161

Disposal of real-estate properties in Japan	78	—

Expenses relating to new early retirement contracts	—	-134

Disposal of the off-highway business	—	13

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Amounts in millions of €	2007	2006
Vans, Buses, Other
Gain / expense relating to the transfer of shares in EADS	1.573	519

Restructuring program at EADS	-114	—

Expenses relating to restructuring and UAW contract at Chrysler	-322	—

Disposal of real-estate properties	73	271

Disposal of off-highway business	—	253

Expenses relating to new early retirement contracts	—	-29

Amounts in millions of €	2007	2006
Reconciliation / elimination
New Management Model	-256	-349

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with

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groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Further information on Daimler is available on the Internet at: www.media.daimler.com.

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2

Fact Sheet for Q4 2007 and Full Year 2007

February 14, 2008

Contents

Daimler Group

•	Stock Market Information	3

•	Earnings Situation	4 - 8

Sales Information

•	Mercedes-Benz Cars	9 - 11

•	Daimler Trucks	12 - 15

•	Vans, Buses, Other	16

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

Stock Market Information

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Earnings per share (in EUR)
basic	1.89	0.77	1.74	2.07	(1.47)	0.82	1.71	0.01	—	3.83	3.66	+5%
diluted	1.88	0.76	1.72	2.06	(1.46)	0.82	1.70	0.01	—	3.80	3.64	+4%

continuing operations, basic	2.61	0.20	1.35	1.74	(0.97)	1.05	1.71	0.08	—	4.67	3.06	+53%
continuing operations, diluted	2.60	0.20	1.34	1.73	(0.96)	1.05	1.70	0.07	—	4.63	3.04	+52%

Average number of shares outstanding
basic	1,028.7	1,018.4	1,043.2	1,021.4	1,053.1	1,022.8	1,026.4	1,025.9	+0%	1,037.8	1,022.1	+2%
diluted	1,038.7	1,026.9	1,054.6	1,025.2	1,060.5	1,025.7	1,035.4	1,031.4	+0%	1,047.3	1,027.3	+2%

Number of shares outstanding (at period end)
adjusted for treasury stock	1,029.4	1,018.7	1,054.1	1,022.3	1,041.7	1,023.3	1,013.9	1,028.2	-1%
total shares outstanding	1,029.4	1,018.7	1,054.1	1,022.3	1,044.2	1,023.3	1,013.9	1,028.2	-1%

Share price Frankfurt (at period end, in EUR)	61.40	47.40	68.59	38.63	70.64	39.41	66.50	46.80	+42%

Share price New York (at period end, in USD)	81.81	57.41	91.95	49.36	100.20	49.96	95.63	61.41	+56%

Market capitalization Frankfurt (at period end, in billions of EUR)	63.20	48.28	72.30	39.49	73.77	40.33	67.42	48.12	+40%

Market capitalization New York (at period end, in billions of USD)	84.21	58.48	96.93	50.46	104.63	51.12	96.96	63.14	+54%

Key Figures and Ratios (continuing operations)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Unit Sales (in units)	460,281	465,448	516,366	536,639	536,973	514,257	575,353	556,541	+3%	2,088,973	2,072,885	+1%

Revenue	23,370	23,362	23,844	24,602	25,681	24,234	26,504	27,024	-2%	99,399	99,222	+0%

EBIT	3,292	245	2,134	2,374	1,891	1,823	1,393	550	+153%	8,710	4,992	+74%

Net Profit, Group	1,972	781	1,849	2,146	(1,533)	868	1,697	(12)	—	3,985	3,783	+5%

Net Profit, continuing operations	2,715	202	1,443	1,804	(1,003)	1,105	1,700	55	—	4,855	3,166	+53%

Depreciation and amortization (including amortization on capitalized development costs)	848	1,054	786	1,146	786	1,000	614	1,005	-39%	3,016	4,205	-28%

R&D expenditures total	869	975	936	885	1,103	896	1,240	977	+27%	4,148	3,733	+11%
Expensed R&D costs	739	853	734	737	835	714	850	714	+19%	3,158	3,018	+5%
Capitalized development costs	130	122	202	148	268	182	390	263	+48%	990	715	+38%

Amortization on capitalized development costs	156	160	150	163	155	157	162	171	-5%	623	651	-4%

Capital Expenditure (Property, plant & equipment)	843	743	701	895	801	583	582	784	-26%	2,927	3,005	-3%

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes-Benz Cars	271,058	281,458	320,151	325,501	337,348	307,483	364,627	337,355	+8%	1,293,184	1,251,797	+3%

Daimler Trucks	119,218	113,377	112,054	132,406	117,675	136,051	118,720	134,253	-12%	467,667	516,087	-9%

Mercedes-Benz Vans	61,703	59,724	73,823	65,574	72,576	58,812	80,971	72,785	+11%	289,073	256,895	+13%

Daimler Buses	8,302	7,840	10,338	10,295	9,374	8,620	11,035	9,437	+17%	39,049	36,192	+8%

Daimler Group (1)	460,281	465,448	516,366	536,639	536,973	514,257	575,353	556,541	+3%	2,088,973	2,072,885	+1%

(1) Since Q1/2007 Mitsubishi L200 Pickup and Mitsubishi Pajero vehicles manufactured in South Africa are included at Mercedes-Benz Cars; for prior periods, these vehicles were included only at Group level.

Revenue

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes-Benz Cars	12,070	11,937	12,558	12,497	14,077	12,581	13,725	14,395	-5%	52,430	51,410	+2%

Daimler Trucks	7,290	7,361	6,930	8,508	7,007	7,959	7,239	7,961	-9%	28,466	31,789	-10%

Daimler Financial Services	2,152	1,978	2,095	2,049	2,213	1,990	2,251	2,089	+8%	8,711	8,106	+7%

Vans, Buses, Other	2,882	3,154	3,376	3,272	3,557	3,127	4,308	3,598	+20%	14,123	13,151	+7%

Elimination	(1,024)	(1,068)	(1,115)	(1,724)	(1,173)	(1,423)	(1,019)	(1,019)	—	(4,331)	(5,234)	+17%

Daimler Group	23,370	23,362	23,844	24,602	25,681	24,234	26,504	27,024	-2%	99,399	99,222	+0%

Earnings Before Interest and Taxes (EBIT)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes-Benz Cars	792	(735)	1,204	690	1,331	850	1,426	978	+46%	4,753	1,783	+167%

Daimler Trucks	528	422	601	585	480	565	512	279	+84%	2,121	1,851	+15%

Daimler Financial Services	214	219	220	220	87	221	109	147	-26%	630	807	-22%

Vans, Buses, Other	1,872	366	257	1,121	319	341	(492)	(501)	+2%	1,956	1,327	+47%

Reconciliation / Elimination	(114)	(27)	(148)	(242)	(326)	(154)	(162)	(353)	+54%	(750)	(776)	+3%

Daimler Group	3,292	245	2,134	2,374	1,891	1,823	1,393	550	+153%	8,710	4,992	+74%

Special Reporting Items effecting EBIT

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Fiscal Year
(in millions of EUR)		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Mercedes-Benz Cars
	Financial support for suppliers	(82)	—	—	—	—	—	—	—	(82)	—

	Discontinuation of smart forfour	—	(982)	—	(13)	—	40	—	9	—	(946)

	Headcount reductions in the context of CORE	—	(203)	—	(20)	—	(47)	—	(16)	—	(286)

	Expenses relating to new early retirement contracts	—	—	—	—	—	—	—	(216)	—	(216)

Daimler Trucks
	Adjustment of pension plans / healthcare obligations	—	—	—	—	—	—	86	(161)	86	(161)

	Disposal of real-estate properties in Japan	—	—	68	—	—	—	10	—	78	—

	Expenses relating to early retirement contracts	—	—	—	—	—	—	—	(134)	—	(134)

	Disposal of the off-highway business	—	—	—	—	—	—	—	13	—	13

Vans, Buses, Other
	Gain / expense relating to the transfer of shares in EADS	1,563	(58)	(39)	814	37	4	12	(241)	1,573	519

	Restructuring program at EADS	(114)	—	—	—	—	—	—	—	(114)	—

	Expenses relating to restructuring and UAW contract at Chrysler	—	—	—	—	—	—	(322)	—	(322)	—

	Disposal of real-estate properties	—	—	—	—	—	86	73	185	73	271

	Disposal of the off-highway business	—	238	—	—	—	—	—	15	—	253

	Expenses relating to early retirement contracts	—	—	—	—	—	—	—	(29)	—	(29)

Recon.
	New management model	(51)	—	(42)	(137)	(67)	(47)	(96)	(165)	(256)	(349)

Mercedes-Benz Cars

Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes-Benz Cars	271,058	281,458	320,151	325,501	337,348	307,483	364,627	337,355	+8%	1,293,184	1,251,797	+3%

Western Europe	159,487	180,128	208,570	209,729	198,493	190,878	212,607	204,114	+4%	779,157	784,849	-1%
of which Germany	72,165	75,705	89,680	90,862	87,823	86,155	93,192	100,553	-7%	342,860	353,275	-3%

NAFTA	59,608	53,705	56,785	71,258	73,770	66,790	85,899	80,039	+7%	276,062	271,792	+2%
of which USA	54,669	48,304	50,091	65,069	68,047	61,588	78,982	73,599	+7%	251,789	248,560	+1%

Japan	10,311	13,158	8,999	11,597	12,299	11,291	14,722	12,414	+19%	46,331	48,460	-4%

Rest of World	41,652	34,467	45,797	32,917	52,786	38,524	51,399	40,788	+26%	191,634	146,696	+31%
of which Mitsubishi products manufactured in South Africa	2,434	n/a	2,782	n/a	2,420	n/a	2,430	n/a	—	10,066	n/a	—

Mercedes-Benz Cars

Retail Sales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes-Benz Cars	286,764	294,966	330,935	332,286	324,605	306,961	343,559	326,447	+5%	1,285,863	1,260,660	+2%

Western Europe	171,062	186,080	208,246	211,101	196,522	190,318	201,663	200,736	+0%	777,493	788,235	-1%
of which Germany	71,667	75,369	88,701	90,851	88,201	84,839	93,280	103,020	-9%	341,849	354,079	-3%

NAFTA	61,274	56,623	69,440	70,173	68,012	67,686	79,562	76,760	+4%	278,288	271,242	+3%
of which USA	56,048	51,326	62,333	63,775	62,078	62,130	72,974	70,861	+3%	253,433	248,092	+2%

Japan	11,991	13,780	9,472	13,070	12,113	11,858	11,728	11,447	+2%	45,304	50,155	-10%

Rest of World	42,437	38,483	43,777	37,942	47,958	37,099	50,606	37,504	+35%	184,778	151,028	+22%

*) Excluding the Mitsubishi L200 Pickup and the Mitsubishi Pajero produced in South Africa

Mercedes-Benz Cars
Market Shares*
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2007	2006	2007	2006	2007	2006	2007	2006	Change in % pts	2007	2006	Change in % pts

Western Europe	4.2	4.2	4.5	4.5	4.9	4.9	4.8	4.8	+0.0	4.6	4.6	+0.0
of which Germany	10.7	9.4	10.2	9.7	10.7	9.8	9.9	10.3	-0.4	10.3	9.8	+0.5

USA	1.5	1.3	1.5	1.5	1.5	1.5	2.0	1.9	+0.1	1.6	1.5	+0.1

Japan	0.9	0.9	1.0	1.2	1.2	1.0	1.2	1.0	+0.2	1.0	1.0	+0.0

* Mercedes-Benz Passenger Cars excluding smart

Daimler Trucks
Unit Sales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Daimler Trucks*	119,218	113,377	112,054	132,406	117,675	136,051	118,720	134,253	-12%	467,667	516,087	-9%

Western Europe*	18,855	18,579	21,203	22,751	21,922	22,329	25,685	21,913	+17%	87,665	85,572	+2%
of which Germany*	8,825	8,045	9,019	9,991	10,229	10,717	12,933	10,027	+29%	41,006	38,780	+6%

NAFTA	45,952	45,092	23,784	46,861	22,299	49,265	22,014	46,579	-53%	114,049	187,797	-39%
of which USA	40,042	39,557	18,836	40,994	18,039	42,613	17,732	40,564	-56%	94,649	163,728	-42%

Latin America(excl. Mexico)	11,017	8,960	14,113	10,569	14,542	9,770	13,345	10,424	+28%	53,017	39,723	+33%

Asia	29,124	28,748	36,329	36,855	38,782	39,733	38,723	38,714	+0%	142,958	144,050	-1%
of which Japan	14,254	14,430	14,415	18,440	13,653	19,159	11,670	19,037	-39%	53,992	71,066	-24%

Rest of World	14,270	11,998	16,625	15,370	20,130	14,954	18,953	16,623	+14%	69,978	58,945	+19%

* Adjusted for Sprinter vans produced by Trucks NAFTA until the end of 2006.

Sprinter vans		5,966		6,154		5,854		2,895			20,869

Daimler Trucks
Retail Sales
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Daimler Trucks	113,704	110,256	118,887	126,666	119,079	136,309	120,039	134,171	-11%	471,709	507,402	-7%

Western Europe	18,601	18,143	19,988	22,174	22,560	22,122	26,070	22,200	+17%	87,219	84,639	+3%
of which Germany	8,777	7,701	9,018	10,021	10,230	10,754	12,933	9,992	+29%	40,958	38,468	+6%

NAFTA	41,200	42,702	31,464	47,354	23,740	44,937	23,081	45,842	-50%	119,485	180,835	-34%
of which USA	36,220	37,756	25,381	41,604	19,330	38,856	18,905	39,931	-53%	99,836	158,147	-37%

Latin America(excl. Mexico)	11,019	8,793	14,114	10,346	14,546	10,169	13,341	10,429	+28%	53,020	39,737	+33%

Asia	29,209	28,869	36,501	32,029	38,917	44,735	38,854	38,877	-0%	143,481	144,510	-1%
of which Japan	14,254	14,431	14,415	13,677	13,653	23,922	11,670	19,037	-39%	53,992	71,067	-24%

Rest of World	13,675	11,749	16,820	14,763	19,316	14,346	18,693	16,823	+11%	68,504	57,681	+19%

Daimler Trucks
Incoming Orders

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in units)	2007	2006	2007	2006	2007	2006	2007	2006	Change	2007	2006	Change

Daimler Trucks	108,686	146,005	109,949	142,355	109,880	115,465	142,988	117,716	+21%	471,503	521,541	-10%

Western Europe	30,774	24,209	24,527	24,838	23,929	17,855	34,734	22,611	+54%	113,964	89,513	+27%
of which Germany	14,078	10,770	10,772	11,004	9,096	8,767	17,939	11,076	+62%	51,885	41,617	+25%

NAFTA	14,987	66,303	14,976	52,491	16,450	31,900	31,200	31,562	-1%	77,613	182,256	-57%
of which USA	11,663	56,693	12,250	44,226	13,513	28,458	25,955	26,885	-3%	63,381	156,262	-59%

Latin America (excl. Mexico)	11,003	9,342	13,196	10,135	13,408	11,414	14,344	10,649	+35%	51,951	41,540	+25%

Asia	30,987	30,239	34,734	37,004	32,827	36,507	38,756	32,383	+20%	137,304	136,133	+1%
of which Japan	14,148	17,059	14,150	20,347	11,329	19,051	11,188	14,211	-21%	50,815	70,668	-28%

Rest of World	20,935	15,912	22,516	17,887	23,266	17,789	23,954	20,511	+17%	90,671	72,099	+26%

Daimler Trucks

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2007	2006	2007	2006	2007	2006	2007	2006	Change in % pts	2007	2006	Change in % pts

Trucks Europe / Latin America
(Mercedes-Benz)
Western Europe MDT/HDT	19.3	21.1	21.4	21.2	21.7	22.1	22.9	22.9	+0.0	21.7	22.0	-0.3
Germany MDT/HDT	36.7	41.6	38.4	38.2	38.7	42.5	42.8	41.4	+1.4	39.7	40.4	-0.7
Brazil MDT/HDT	30.9	34.1	31.8	31.8	30.8	31.1	29.8	31.8	-2.0	30.7	31.9	-1.2

Trucks NAFTA
(Freightliner/Sterling/Western Star)
NAFTA Class 8	38.6	34.4	36.6	34.0	30.0	32.8	27.0	32.3	-5.3	32.7	33.2	-0.5
NAFTA Class 5-7	27.3	21.4	22.5	22.3	22.3	20.0	20.6	21.7	-1.1	22.7	21.4	+1.3

Trucks Asia
Japan Trucks Total	22.2	20.2	23.8	23.6	25.0	25.7	22.9	28.5	-5.6	23.6	25.4	-1.8

Vans, Buses, Other

Market Data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2007	2006	2007	2006	2007	2006	2007	2006	Change		2007	2006	Change
Mercedes-Benz Vans

Wholesales (in units)	61,703	59,724	73,823	65,574	72,576	58,812	80,971	72,785	+11%		289,073	256,895	+13%

Retail sales (in units)	62,356	59,406	74,635	68,532	73,518	59,254	77,697	72,655	+7%		288,206	259,847	+11%

Market shares (in percent)
Western Europe midsize/large	16.1	15.3	15.9	15.8	16.7	16.2	16.6	16.3	+0.3	pts.	16.4	16.0	+0.4	pts.
Germany midsize/large	25.2	24.0	24.8	24.5	28.9	26.7	25.6	27.3	-1.7	pts.	26.1	25.8	+0.3	pts.

Daimler Buses

Wholesales (in units)	8,302	7,840	10,338	10,295	9,374	8,620	11,035	9,437	+17%		39,049	36,192	+8%

Retail sales (in units)	8,302	7,840	10,338	10,295	9,374	8,620	11,035	9,437	+17%		39,049	36,192	+8%

Market shares (in percent)
Western Europe heavy	26.3	26.3	23.8	24.5	24.1	25.5	30.8	25.9	+4.9	pts.	26.0	25.4	+0.6	pts.
Germany heavy	51.8	40.8	46.2	49.7	55.4	58.6	66.9	57.1	+9.8	pts.	55.4	52.2	+3.2	pts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 14, 2008